

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 3, 2005

Mr. Peter C. Dougherty
Vice President and Chief Financial Officer
Meridian Gold, Inc.
9670 Gateway Drive
Reno, NV 89521-3952

      Re: Meridian Gold, Inc.
              Form 40-F for Fiscal Year Ended December 31, 2004
              Filed March 28, 2005
              Response Letter Dated October 7, 2005
              File No. 1-12003

Dear Mr. Dougherty:

      We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

40-F for the Fiscal Year Ended December 31, 2004

Narrative Description of the Business

Esquel, page 20

1.   We have read your response to prior comment two and believe that you have not fully complied with our request to provide us with your impairment analysis on the Esquel project. Please submit documents showing your impairment tests and related results on this project for all periods presented. Additionally, please expand your disclosure to explain in detail the factors considered and the assumptions made by management in its evaluation of asset impairment for this

project. Additionally please explain to us what you mean when you indicate that the fair value is nominal. Please provide any proposed disclosure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief